UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 5)
Under the Securities Exchange Act of 1934
Inspired Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45782N108

(CUSIP Number)

Nicole Chang
Vitruvian Partners LLP
105 Wigmore Street
London W1U 1QY
+44 (0) 20 7518 2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Manuel A. Miranda, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

March 25, 2019

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON LANDGAME S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,774,447 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,774,447 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,774,447 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.67% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)
This number does not take into account shares of common stock, par value $0.0001 per share (the “Common Stock”), of Inspired Entertainment, Inc. (the “Company”) held by other stockholders party to the Stockholders Agreement (defined below), pursuant to which such stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company.

(2)
The percentage set forth in row (13) is based on (i) 21,494,513 outstanding shares of Common Stock on February 4, 2019, as disclosed in the Company’s Transition Report on Form 10-Q, filed with the Securities and Exchange Commission on February 11, 2019 and (ii) 1,323,558 shares of Common Stock issued by the Company pursuant to the “earn-out” provisions of the Share Sale Agreement attached as Exhibit 10.1 to the Company’s  Current Report on Form 8-K filed with the Securities and Exchange Commission on July 19, 2016 (the “Share Sale Agreement”).

CUSIP NO. 45782N108
1	NAME OF REPORTING PERSON VITRUVIAN I LUXEMBOURG S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,774,447 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,774,447 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,774,447 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.67% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)
This number does not take into account shares of Common Stock held by other stockholders party to the Stockholders Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company.

(2)
The percentage set forth in row (13) is based on (i) 21,494,513 outstanding shares of Common Stock on February 4, 2019, as disclosed in the Company’s Transition Report on Form 10-Q, filed with the Securities and Exchange Commission on February 11, 2019 and (ii) 1,323,558 shares of Common Stock issued by the Company pursuant to the “earn-out” provisions of the Share Sale Agreement.

CUSIP NO. 45782N108
1	NAME OF REPORTING PERSON VIP I A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,990,149 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,990,149 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,990,149 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.49% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
This number does not take into account shares of Common Stock held by other stockholders party to the Stockholders Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company.

(2)
The percentage set forth in row (13) is based on (i) 21,494,513 outstanding shares of Common Stock on February 4, 2019, as disclosed in the Company’s Transition Report on Form 10-Q, filed with the Securities and Exchange Commission on February 11, 2019 and (ii) 1,323,558 shares of Common Stock issued by the Company pursuant to the “earn-out” provisions of the Share Sale Agreement.

CUSIP NO. 45782N108
1	NAME OF REPORTING PERSON VIP I B L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,436,183 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,436,183 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,436,183 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.29% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
This number does not take into account shares of Common Stock held by other stockholders party to the Stockholders Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company.

(2)
The percentage set forth in row (13) is based on (i) 21,494,513 outstanding shares of Common Stock on February 4, 2019, as disclosed in the Company’s Transition Report on Form 10-Q, filed with the Securities and Exchange Commission on February 11, 2019 and (ii) 1,323,558 shares of Common Stock issued by the Company pursuant to the “earn-out” provisions of the Share Sale Agreement.

CUSIP NO. 45782N108
1	NAME OF REPORTING PERSON VIP I NOMINEES LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,774,447 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,774,447 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,774,447 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.67% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)
This number does not take into account shares of Common Stock held by other stockholders party to the Stockholders Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company.

(2)
The percentage set forth in row (13) is based on (i) 21,494,513 outstanding shares of Common Stock on February 4, 2019, as disclosed in the Company’s Transition Report on Form 10-Q, filed with the Securities and Exchange Commission on February 11, 2019 and (ii) 1,323,558 shares of Common Stock issued by the Company pursuant to the “earn-out” provisions of the Share Sale Agreement.

CUSIP NO. 45782N108
1	NAME OF REPORTING PERSON VITRUVIAN PARTNERS LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,774,447 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,774,447 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,774,447 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.67% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)
This number does not take into account shares of Common Stock held by other stockholders party to the Stockholders Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company.

(2)
The percentage set forth in row (13) is based on (i) 21,494,513 outstanding shares of Common Stock on February 4, 2019, as disclosed in the Company’s Transition Report on Form 10-Q, filed with the Securities and Exchange Commission on February 11, 2019 and (ii) 1,323,558 shares of Common Stock issued by the Company pursuant to the “earn-out” provisions of the Share Sale Agreement.

Introductory Statement
Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 5”) amends the Schedule 13D filed on January 3, 2017, as amended by Amendment No. 1 to the Original Schedule 13D filed June 30, 2017 , Amendment No. 2 to the Original Schedule 13D filed January 5, 2018, Amendment No. 3 to the Original Schedule 13D filed January 24, 2018 and Amendment No. 4 to the Original Schedule 13D filed February 12, 2019 (collectively, the “Original Schedule 13D”).  The Original Schedule 13D and this Amendment No. 5 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 5 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Inspired Entertainment, Inc., a Delaware corporation (the “Company”).  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.  Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D as amended by this Amendment No. 5.

Item 4. Purpose of Transaction.
Item 4 is amended and supplemented by adding thereto the following:
On March 25 2019, the Reporting Persons became entitled to receive an aggregate of 1,125,610 shares of Common Stock pursuant to an “earn-out” provision in the Share Sale Agreement.  The Share Sale Agreement provided that the Reporting Persons and certain other parties would receive additional shares of Common Stock, for no additional consideration, based on the Company’s EBITDA in certain jurisdictions.  The number of shares issuable pursuant to the earn-out right was determined on March 25 2019, pursuant to a formula set forth in the Share Sale Agreement.  The Reporting Persons’ right to receive such shares became fixed and irrevocable on the Completion Date (as such term is defined in the Share Sale Agreement) of the Share Sale Agreement, subject to the achievement of the “earn-out” performance criteria described therein.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby supplemented as follows:
(a) As of the date of this Amendment No. 5, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The number of shares each of the Reporting Persons beneficially owns does not take into account shares of Common Stock held by the other stockholders party to the Stockholders Agreement, pursuant to which the stockholders have agreed, in certain circumstances, to vote for Landgame’s designees to the board of directors of the Company as described in Item 6.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding.  The percentages used in this Schedule 13D are calculated based upon the (i) 21,494,513 outstanding shares of Common Stock on February 4, 2019, as disclosed in the Company’s Transition Report on Form 10-Q, filed with the Securities and Exchange Commission on February 11, 2019 and (ii) 1,323,558 shares of Common Stock issued by the Company pursuant to the “earn-out” provisions of the Share Sale Agreement.
(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of the Common Stock reported herein.
(c) The information contained in Item 4 of this Amendment is incorporated herein by reference.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27 2019	Landgame S.à r.l.
	By:	/s/ Gael Sausy
	Name:	Gael Sausy
	Title:	Authorized Signatory

Vitruvian I Luxembourg S.à r.l.

	By:	/s/ Gael Sausy
	Name:	Gael Sausy
	Title:	Authorized Signatory

VIP I Nominees Limited
By: Vitruvian Partners LLP, its director
	By:	/s/ Philip-Moritz Russmeyer
	Name:	Philip-Moritz Russmeyer
	Title:	Partner

VIP I A L.P.
By: Vitruvian Partners LLP, its general partner
	By:	/s/ Philip-Moritz Russmeyer
	Name:	Philip-Moritz Russmeyer
	Title:	Partner

VIP I B L.P.
By: Vitruvian Partners LLP, its general partner

	By:	/s/ Philip-Moritz Russmeyer
	Name:	Philip-Moritz Russmeyer
	Title:	Partner

Vitruvian Partners LLP
	By:	/s/ Philip-Moritz Russmeyer
	Name:	Philip-Moritz Russmeyer
	Title:	Partner